

07004872

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART IIB

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-53440

REPORT FOR THE PERIOD BEGINNING 01/01/06 MM/DD/YY AND ENDING 12/31/06 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Suisse Private Advisors

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

PROCESSED

Bahnhofstrasse 78

(No. and Street)

APR 09 2007

THOMSON FINANCIAL

Zurich 8070

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Hickey - (4144) 334 0032

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue New York New York 10154

(ADDRESS) Number and Street City State Zip Code

SEC MAIL PROCESSING RECEIVED MAR 01 2007 WASH, D.C. 185 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-12(n).*

I, Richard Isarin, being duly authorized and sworn, affirm that I am an officer of CREDIT SUISSE Private Advisors ("the Company") and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule of the Company for the year ended December 31, 2006 are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.



Richard Isarin
Chief Executive Officer
CREDIT SUISSE Private Advisors

Subscribed and sworn to before me
this 21 day of February, 2007.



Notary Public

STATE OF NEW YORK)
COUNTY OF KINGS) SS:

MARY ELLEN INTERNICOLA
Notary Public, State of New York
No. 01IN5014061
Qualified in Kings County
Commission Expires July 15, 2007



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Credit Suisse Private Advisors:

We have audited the accompanying statement of financial condition of Credit Suisse Private Advisors (the Company), a wholly owned subsidiary of Credit Suisse, as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credit Suisse Private Advisors as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a 5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
February 28, 2007

CREDIT SUISSE PRIVATE ADVISORS
(a wholly owned subsidiary of Credit Suisse)

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$	11,722,324
Receivables from brokers, dealers, and clearing organizations		113,147
Furniture and equipment at cost, net of accumulated depreciation of $204,693		132,751
Leasehold Improvements at cost, net of accumulated amortization of $63,259		212,870
Other assets		230,745
Total assets	$	12,411,837

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliated companies	$	690,365
Accounts payable, accrued expenses, and other liabilities		2,570,151
Total liabilities		3,260,516
Stockholder's equity:		
Common stock, CHF 20 par value; 750,000 authorized, issued and outstanding		8,953,086
Additional paid in capital		34,129,811
Accumulated deficit		(35,917,636)
Accumulated other comprehensive income		1,986,060
Total stockholder's equity		9,151,321
Total liabilities and stockholder's equity	$	12,411,837

See accompanying notes to financial statements.

END